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                                   STRATABASE
                                34595 3rd Avenue
                        Abbotsford, B.C., Canada V2S.8B7


                                                          April  4,  2003


VIA  FACSIMILE  AND  EDGAR

Securities  and  Exchange  Commission
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Re:     Stratabase  (Registration  No.  333-102496)
        Application  for  Withdrawal
        -------------------------------------------

Ladies  and  Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Stratabase, a Nevada corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-4, File No. 333-102496, together with all exhibits thereto, filed with the Securities and Exchange Commission (the "SEC") on January 13, 2003 (the "Registration Statement").

     Pursuant to the Registration Statement, the Registrant proposed to register the 8,033,372 issued and outstanding shares of common stock of the Registrant upon the effectiveness of the plan of conversion changing the incorporation of the Registrant from Nevada to Canada. In accordance with the comments and advise of the SEC, the Registration Statement was incorrectly filed by the Registrant and should be filed by the issuer of the securities, i.e., the Canadian corporation which will be formed subsequent to a registration statement being declared effective by the SEC. No securities have been sold under the Registration Statement.

     Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.


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Securities  and  Exchange  Commission
April  4,  2003

     Please  do  not hesitate to call David Lubin, counsel to the Registrant, at
(212) 986-9700, extension 14 should you have any questions regarding this matter.



                              Very  truly  yours,

                              /s/  Trevor  Newton
                              Trevor  Newton

                              Chairman,  President,  Chief  Executive
                              and  Operating  Officer,  Secretary  and
                              Treasurer




cc:     Maryse  Mills-Apenteng,  Division  of  Corporate  Finance
        Barbara  C.  Jacobs,  Assistant  Director



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